EXHIBIT 99.1

For Immediate Release 21-40-TR	Date:	September 28, 2021

Bacteria-killing Copper to be Installed on

Toronto and Vancouver Transit Vehicles

TTC, TransLink, Teck and Vancouver Coastal Health

expand copper pilot after successful first phase

Toronto, Ontario – Antimicrobial copper coatings are being installed on high-touch transit surfaces on Toronto Transit Commission (TTC) and TransLink vehicles, following a successful pilot phase on transit that supports copper’s ability to kill up to 99.9 per cent of bacteria on transit surfaces.

This new round of testing seeks to confirm those results from the first phase in Vancouver by evaluating copper surfaces on more transit vehicles over a longer duration of time across two different regions. For this phase, the medical microbiology teams at Vancouver Coastal Health (VCH) and Mount Sinai Hospital/University Health Network will be undertaking regular bacteria testing, and VCH will be conducting laboratory testing on copper’s ability to kill viruses in addition to bacteria.

This trial, fully funded by Teck Resources Limited (Teck) as part of its Copper & Health program, will outfit copper on high-touch surfaces on several TTC buses, subway cars, and streetcars, as well as several TransLink buses and SkyTrain cars.

TRIAL DETAILS

•	This trial will test three types of registered products including functional copper surface layers, copper alloys, and copper decals.

•	Copper products will be installed on buses, subway cars, and streetcars in the Greater Toronto Area as well as buses and SkyTrains in Metro Vancouver.

•	Samples will be analyzed from copper surfaces as well as non-copper surfaces on transit by VCH’s medical microbiology team, supported by Mount Sinai Hospital/University Health Network in Toronto and the University of British Columbia in Vancouver.

o	These tests will occur every two months over a one-year period.

•	Researchers from the University of British Columbia will also test and analyze the durability of the three products as they age over the course of the year.

•	This trial is being conducted at no cost to either transit service.

The results of this trial could improve understanding of options for infection prevention for the transit industry and other industries that rely on shared public spaces.

The project is the result of a partnership between Teck Resources Limited, Toronto Transit Commission, TransLink, Vancouver Coastal Health (VCH), Mount Sinai Hospital/University Health Network, the Coalition for Healthcare Acquired Infection Reduction (CHAIR), UBC Department of Materials

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Engineering, VGH & UBC Hospital Foundation, and Westech Cleaning Audit Systems. The trial follows preceding studies conducted by the Infection Prevention and Control team at VCH that have shown copper to be highly durable and effective at killing bacteria in laboratory and healthcare settings.

FAST FACTS

•	Copper is the only solid metal touch surface registered as a public health product by Health Canada and the U.S. Environmental Protection Agency, proven to naturally eliminate up to 99.9% of bacteria.

•	During Phase One’s five-week trial period, more than 1,140 samples were collected and analyzed by VCH at Vancouver General Hospital and at the University of British Columbia.

o	The trial supports copper’s ability to kill up to 99.9 per cent of bacteria on transit surfaces.

QUOTES

Don Lindsay, President and CEO, Teck –

“I want to thank the TTC, TransLink and all partners for their leadership in making our communities safer using antimicrobial copper on transit. Through our Copper & Health program, Teck is working with numerous organizations to leverage copper’s unique antimicrobial properties and enhance public health and safety.”

Richard J. Leary, Toronto Transit Commission CEO –

“Safety has always been the top priority for the TTC – and it’s important that both our employees and customers feel safe every time they’re on one of our vehicles. Participating in a pilot like this with our hospital partners is a real opportunity to look at new ways to curb the spread of infection. The COVID-19 pandemic has reminded us of the importance of innovating and planning for the future. I’m proud that the TTC is working with Teck to do just that.”

Kevin Quinn, TransLink CEO –

“The pandemic has taught us to be bold and innovative to continue meeting the needs of our customers. Through this copper pilot, we have partnered with healthcare professionals to find creative ways to make transit cleaner and safer for our customers, and we’ve found that copper can kill up to 99.9 per cent of bacteria on transit surfaces so far. We’re so excited to have our industry-leading pilot expand nationally to learn more about copper’s potential health benefits on transit.”

Dr. Marthe Charles, Medical Microbiologist, Vancouver Coastal Health –

“Gaining a better understanding of the effectiveness and feasibility of using copper to kill bacteria on frequently-touched surfaces has implications that are far reaching. We are grateful for industry partners like Teck, TransLink and the Toronto Transit Commission which are supporting research that could decrease our society’s exposure to potential pathogens on transit and in public spaces for years to come.”

Dr. Tony Mazzulli, Microbiologist-in-Chief, Sinai Health/University Health Network –

“If this study confirms the results of the initial first phase study conducted in Vancouver showing the effectiveness of copper to kill 99.9% of bacteria, which I believe it will, it will open up the potential for its use in a broad range of settings where there are high touch surfaces. The potential impact of this at reducing the spread of infections from surfaces will be tremendous.”

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Angela Chapman, President & CEO, VGH & UBC Hospital Foundation –

“Vancouver Coastal Health’s Infection Prevention & Control leaders are among the best in the world and we are thrilled to see their important research project expand across the country. Donor support is vital to accelerate and expand projects like this copper trial and we’re grateful to Teck for continuing to fund this vital research.”

MORE INFORMATION:

Coppersaveslives.com

Vancouver Coastal Health copper pilot webpage

Media downloads:

Images and Video

Teck media contact:

Chris Stannell

C: 604.699.4368

E: chris.stannell@teck.com

TTC media contact

TTC Media Relations

C: 416.981.1900

E: media@ttc.ca

TransLink media contact:

TransLink Media Relations

E: media@translink.ca

Vancouver Coastal Health media contact:

April Penney

C: 604.290.7482

E: april.penney@vch.ca

Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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